Viceroy Exploration Ltd.
(an exploration stage company)
2005 Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information, prepared as of February 28, 2006, should be read in conjunction with the Company’s December 2005 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

Description of the Business and Overall Performance

Viceroy Exploration Ltd (the “Company”) is a natural resource exploration stage Company with five 100% owned exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. The Company’s ownership interest, including surface rights, covers the entire area of known mineralization at the Gualcamayo property. Favorable geological structures at Gualcamayo are open in several directions and this will be a priority for further investigation in 2006. The Company is also carrying out a regional exploration program within the Gualcamayo property as well as programs on the adjacent Salamanca property and on its Evelina property in the High Andes.

Prior to the June 30, 2003 acquisition of the Gualcamayo property by the Company, previous drilling on the property had been completed by the then owners in three campaigns, in 1983-1988 and between 1998 and 2000. In August 2004, the Company completed its first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. In November 2004, the Company announced that a new resource estimate had been completed on the three zones of mineralization of the property by an Independent Qualified Person which estimate added more than 35 % to the total resources and doubled the Measured and Indicated resources. This new resource announcement was followed up by an updated National Instrument 43-101 Technical Report which was SEDAR filed in December 2004.

In January 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property. Based on the recommendations of the Preliminary Economic Assessment, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006. During 2005, the second phase drilling program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase 127 hole, approximate 27,000 metre diamond and reverse circulation drilling program was completed with final assays announced in January 2006. Progress of the drill program was behind plan throughout the year due in part to rig availability and delays in replacement parts. At the 2005 year end, there were two diamond drill and one truck mounted reverse circulation rigs on site. A fourth rig (diamond drill) was delivered to the property in late February and a fifth rig (reverse circulation) has been scheduled for arrival by April 2006.

In the 2006 first quarter, the Company plans a new resource estimate followed by an updated Preliminary Economic Assessment, continued drilling and the commencement of the feasibility study. Study conditions favorable to the project, among others, include the presence of a skilled local mining labor force; access to electrical power from the local grid; sufficient water within the property for the operations contemplated; and current metallurgical test-work indicating that the bulk of the ore is readily amenable to cyanide leaching.

On February 23, 2006, the Company announced, among others, the appointments of three senior operations management personnel; the appointments of engineering consultants for the feasibility study; completion of a regional aeromagnetic survey within the Gualcamayo and Salamanca properties which has identified areas for further exploration, including drill targets with drilling planned to commence by early April 2006; and commencement of a first stage exploration program at the Company’s wholly owned Evelina property in the High Andes which is in the proximity of a large operating gold mine. Depending on the results of the Evelina program, a joint venture partner may be sought for the property.

The 2004 increase in the resource size and quality at the Gualcamayo project together with the positive gold market combined to provide momentum for the Company in 2005 and has benefited the Company’s ability to raise equity in the capital markets. On July 5, 2005, the Company completed a bought deal financing of a total 5,750,000 common shares at $3.25 per share for gross proceeds of $18,687,500, and on February 16, 2006, the Company completed a bought deal financing of a total 9,600,000 common shares at $6.25 per share for gross proceeds of $60,000,000.

In June 2004, a farm-out option agreement was entered into on one of the Company’s other Argentine properties, Las Flechas and in June 2005, the agreement was continued for a second year in which drilling is planned. The Company is seeking a joint venture partner for the Company’s La Brea/Las Carachas property which is located in an area of ongoing mineral exploration in Argentina.

As at December 31, 2005, the Company has cash and cash equivalents of $23,116,259 substantially all of which is available as working capital and together with the $60,000,000 gross proceeds from the February 2006 bought deal financing is considered sufficient to carry out the above referred activities on the Gualcamayo gold property, regional exploration as well as for property maintenance requirements and administrative overhead for the next eighteen months.

As at December 31, 2005 and to the above-stated date of this report, the quoted price of the Company’s common shares on the TSX has exceeded the exercise prices of the Company’s outstanding stock options and warrants granted. If all outstanding options and warrants as at December 31, 2005 were exercised, a total 6,334,140 shares would be issued for cash proceeds of $14,920,485. The weighted average remaining contractual life of the 3,470,000 outstanding options is 3.69 years. The 2,864,140 outstanding warrants expire December 6, 2006. In the period from January 1, 2006 to February 28, 2006, 445,000 shares were issued for options exercised and 474,465 shares were issued for warrants exercised for combined total cash of $2,104,078.

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, cost of financing and country risks including uncertain political and economic environments, restrictions on export and repatriation of capital and profits.

Continued development of the Gualcamayo and other Argentine properties of the Company will require licenses and permits from various levels of government. The Company believes that it will be able to obtain in the future all necessary licenses and permits to continue the activities which it intends to conduct, and it intends to continue to comply in all material respects with the terms of such licenses and permits. However, there is no assurance that this will continue to occur.

The Gualcamayo property is located in a region of Argentina in which mining is of significant economic importance. The Company believes it is conducting its business there in a responsible and prudent manner and, to date, it has been able to progress as planned. Indication of this has been transparent and timely progress with the ongoing permit process to date and acceptance in the community. The Company does not maintain and does not intend to purchase political risk insurance. The majority of the Company’s funds are held in Canada and only funds sufficient to meet current obligations are transferred to Argentina. In 2004 and 2005, inflation was not an issue in Argentina.

In 2004, the directors of the Company approved establishment of a pool of US$110,000 to be used for payments to certain employees of Minas Argentinas S.A. in the eventuality that certain development events occur in future. The Company has not formally established a reserve of this amount. In 2005, undertakings totaling US$117,400 have been made by the Company to certain employees and contractors for payments upon defined development events. Beginning January 2006, the five independent directors of the Company are to receive annual fees of $24,000 for their services as directors, payable quarterly.

The directors of the Company have approved in principle a shareholders rights protection plan which the Company intends to submit to shareholders for approval at the Company’s annual meeting on April 28, 2006. Shareholders will be asked to approve the plan, subject to implementation at the discretion of the directors. As at December 31, 2005, buy out clauses in the event of a takeover (as defined) of the Company among eleven individuals total approximately $1,516,000.

Selected Annual Information

Financial data derived from the Company’s consolidated statements for each of the three most recently completed financial periods:

	Year ended		Year ended		Six months ended
	December 31, 2005		December 31, 2004		December 31, 2003
	$		$		$

Loss for the period	3,121,835	(1)	2,377,721	(2)	1,436,596	(3)
Basic and diluted loss per share	(0.08	) (1)	(0.08	)(2)	(0.10	) (3)
Total assets at end of period	43,253,604	(4)(5)	24,637,943	(6)	11,324,275

(1)	includes $1,978,419 stock-based compensation
(2)	includes $1,183,085 stock-based compensation
(3)	includes $1,117,080 stock-based compensation
(4)	includes $408,926 stock-based compensation together with bonus shares capitalized to exploration properties
(5)

increase as compared to total assets as at December 31, 2004 is primarily a result of $17,283,418 net cash proceeds received from a bought deal financing and $1,420,721 cash on exercise of warrants and stock options of which $9,671,488 was expended on (deferred) property exploration, $479,782 interest income and $352,380 stock-based compensation and bonus shares capitalized to property exploration expenditures less $1,169,792 cash used in operating activities

(6)

increase as compared to total assets as at December 31, 2003 is primarily a result of $11,417,706 net cash proceeds received from a private placement and $3,068,703 cash on exercise of warrants and stock options of which $3,551,466 was expended on (deferred) property exploration and land purchase less $1,254,001 cash used in operating activities

Results of Operations

(a)	Loss for the year ended December 31, 2005:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the year ended December 31, 2005, the Company incurred period operating expenditures resulting in a loss of $3,121,835 (2004 - $2,377,721) of which, net of stock-based compensation and interest income was $1,623,198 (2004 - $1,278,552). Of this $689,772 and $304,770 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $162,322 was spent on professional fees including an ongoing control certification assignment, and net $466,334 for all other period expenses. In 2004, $683,684 and $192,801 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $78,224 was spent on professional fees and net $323,843 for all other period expenses.

Included in the net assets acquired by the Company in the December 2, 2003 acquisition of Consolidated Trillion Resources Ltd. (Trillion) was a $100,000 account receivable in connection with a sale agreement by Trillion of two wholly-owned subsidiary companies, one holding company incorporated in Guernsey and the second an operating company in Zimbabwe. In the 2005 fourth quarter, the Company completed the sale of the Zimbabwe company and began the wind up of the Guernsey company. Consideration received on sale was US$60,000 cash and a one-time right to buy-back a 30% interest of the company for US$1 exercisable upon expenditures, as defined, of US$400,000 on its mining claims, subject to regulatory approvals. Due to the country risk involved, the Company has not assigned a value to the buy-back right which has resulted in the $30,532 bad debt.

The $64,613 gain on sale of short-term investment and $19,935 rent recovery occurred in the 2005 third quarter as a result of the disposal by the Company of shares previously acquired in settlement of debt.

In 2005, Company representatives attended twelve industry conferences (2004 – seven industry conferences) throughout North America, hosted a number of analysts’ visits to the Gualcamayo project and made numerous presentations to interested parties in North America and Europe.

(b)	Capitalized Property Expenditures for the twelve months ended December 31, 2005 and plans for the Gualcamayo project:

In the year ended December 31, 2005, a total $10,023,868 (2004 - $3,551,466 including a $42,962 purchase of additional land) was capitalized as property expenditures, substantially all to the Gualcamayo gold property. Based on the recommendations of the January 2005 Preliminary Economic Assessment on the main zone of mineralization within the Gualcamayo property, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006. During 2005, the second phase program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase 127 hole, approximate 27,000 metre diamond and reverse circulation drilling program was completed with final assays received in the New Year.

During the year, construction of a second camp including kitchen was completed which combined camps can accommodate 100-110 persons and construction of a permanent access road to the project began which will significantly reduce travel time when it is completed by the end of the 2006 first quarter. In 2005, the Company awarded a contract to prepare an Environmental Impact Statement intended to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. The Company hired an experienced environmental permitting supervisor to co-ordinate this activity. Under the supervision of the Company’s principal metallurgical consultant, metallurgical test-work samples for the proposed column leach test-work have recently been shipped to the University of San Juan and the commencement of cyanide addition began in the first quarter 2006. Results from these column tests will be used for the upcoming feasibility study.

Included in cumulative deferred exploration expenditures at December 31, 2005 is $1,507,358 (2004 - $394,759) of Argentine value added tax. The Company is making application to recover amounts that are eligible; however, the recovery, if any, is uncertain.

In the 2006 first quarter, the Company plans a new resource estimate followed by an updated Preliminary Economic Assessment, continued drilling and commencement of the feasibility study.

(c)	Cash Flows for the year ended December 31, 2005:

In the year ended December 31, 2005, cash flows from a bought deal financing at $3.25 per share and the exercise of warrants and stock options totaled $18,704,139, cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $8,917,072, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,169,792, resulting in an increase in cash and cash equivalents of $8,617,275 for total cash and cash equivalents at December 31, 2005 of $23,116,259. In 2005, the number of issued and outstanding common shares increased by 6,662,735 to a total 42,033,043 shares (2004 – an increase by 10,899,150 common shares to a total 35,370,308 shares).

Summary of Quarterly Results

The following table sets forth selected unaudited consolidated information for the Company for each of the eight most recently completely quarters.

	Quarter Ended
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2005	2005	2005	2005	2004	2004	2004	2004
	$	$	$	$	$	$	$	$

Capitalized
property
acquisition and
exploration costs	3,962,184 (2)	2,911,029 (3)	1,826,823 (3)	1,323,832 (3)	443,981 (3)	877,031 (3)	1,470,588 (3)	406,442 (4)
Revenue(1)	-	-	-	-	-	-	-	-
Loss from
operations	1,185,816 (5)	75,071	557,240	1,303,708 (6)	658,536 (7)	673,637 (8)	466,183 (9)	579,365 (10)
Basic and diluted
loss per share	(0.03)	(0.00)	(0.02)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)

(1)	the Company is in the exploration stage and has no revenues
(2)	includes $214,019 stock-based compensation and $138,361 bonus shares
(3)	consists entirely of capitalized property exploration costs
(4)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(5)	includes $1,064,288 stock-based compensation
(6)	includes $1,092,697 stock-based compensation
(7)	includes $230,150 stock based compensation
(8)	includes $392,900 stock-based compensation
(9)	includes $162,920 stock-based compensation
(10)	includes $397,115 stock based compensation

Liquidity and Capital Resources

As at December 31, 2005, the Company has cash and cash equivalents of $23,116,259. Working capital at December 31, 2005 is $22,301,003, substantially all of which is available to advance the Gualcamayo project. Following completion of the 9,600,000 common share bought deal financing on February 16, 2006, the Company has in excess of $80 million which is considered sufficient to carry out the planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for the next eighteen months. As at December 31, 2005 and to the above-stated date of this report, the quoted price of the Company’s common shares on the TSX has exceeded the exercise prices of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options as at December 31, 2005 were exercised, a total 6,334,140 shares would be issued for cash proceeds of $14,920,485.

Development of the Gualcamayo project beyond feasibility may require additional equity or possible debt financing.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at December 31, 2005 is $286,688 and $640,683 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

Contractual Obligations

(a) Operating lease obligations

	Payments Due by Period
		Less than	1 – 3
	Total	1 year	years
	$	$	$

Vancouver office	118,853	75,065	43,788
Argentina office	7,377	7,377	-

	126,230	82,442	43,788

(b) Other contractual obligations

As at December 31, 2005, certain employment and consulting agreements entered into by the Company require up to twelve months notice not to renew. The Company’s purchase obligations for goods and services are in the normal course of business and are cancelable on short notice.

Transactions with Related Parties

During the year ended December 31, 2005, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $145,092, $121,667, $110,000 and $45,000, an aggregate of $421,759. These amounts exclude compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to the employment agreements made effective June 1, 2005.

Fourth Quarter

(a)	Loss for the three months ended December 31, 2005:

In support of the continued exploration and development of its Gualcamayo gold property in Argentina, for the three months ended December 31, 2005, the Company incurred period operating expenditures resulting in a loss of $1,185,816 (three months ended December 31, 2004 - $658,536) which, net of stock-based compensation and interest income was $469,093 (three months ended December 31, 2004 - $455,280). Of this $177,811 and $62,139 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $118,057 was spent on professional fees including an ongoing control certification assignment, and $111,086 for all other period expenses. In the three months ended December 31, 2004, $238,345 and $63,501 was spent on cash compensation including bonuses and investor relations/shareholders’ communication, respectively, $42,583 was spent on professional fees and $110,851 for all other period expenses. In the period, representatives attended one industry conference, in the United States, promoting the Company as compared to two conferences attended in the United States in the three months ended December 31, 2004.

(b)	Capitalized Property Expenditures for the three months ended December 31, 2005:

In the three months ended December 31, 2005, a total $3,962,184 was capitalized to property expenditures, substantially all to the Gualcamayo property as compared to a total $443,981 capitalized to property expenditures in the three months ended December 31, 2004, substantially all to the Gualcamayo property. Amounts capitalized to the Gualcamayo property in the period included $1,883,478 for drilling, road maintenance/drill pads, geologists’/engineers’ fees/travel/lodging, field support and assays; $531,907 toward construction of a permanent access road; $352,380 for stock-based compensation and bonus shares; $260,056 for permitting activities; and $219,361 on engineering studies.

(c)	Cash Flows for the three months ended December 31, 2005:

In the three months ended December 31, 2005, cash flows from the exercise of warrants and stock options totaled $399,338, cash used substantially all on Gualcamayo property (deferred expenditures) totaled $3,754,623, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $162,661, resulting in an decrease in cash and cash equivalents of $3,517,946 for total cash and cash equivalents at December 31, 2005 of $23,116,259.

Critical Accounting Estimates

(a)

Exploration property costs – The Company records its interest in exploration properties at cost. The cost of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. Management regularly reviews the net carrying value of each mineral property, and where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

(b)

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the cost recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

Changes in Accounting Policies including Initial Adoption

(a)

Consolidation of variable interest entities – Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

(b)

Financial instruments – recognition and measurement, hedges, and comprehensive income – Effective January 1, 2005, the Company adopted the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available-for-sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these consolidated financial statements resulting from the adoption of the above- described new accounting standards.

(c)

Canadian generally accepted accounting principles – In 2005, the Accounting Standards Board (AcSB) approved a strategy whereby Canadian standards for public companies are to converge with International Financial Reporting Standards (IFRS) over a five-year transitional period. Presently, countries requiring or permitting IFRS for publicly traded companies include all countries in the European Union as well as Australia and Russia. The International Accounting Standards Board (IASB) is working closely with the Financial Accounting Standards Board in the US toward the convergence of existing US and international standards, and the IASB is working with both Japan and China to minimize differences between IFRS and Japanese and Chinese accounting standards, respectively. The implications of the above to Viceroy have not been determined.

(d)

Uncertain tax positions – The AcSB is undertaking a project on income taxes to converge certain aspects of Section 3465, Income Taxes, with amendments being considered as part of a joint short term convergence project underway among the FASB and IASB. Before the fore-mentioned joint project began, the FASB had issued Exposure Draft, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement 109. Subsequently, the FASB decided to consider proposals from the joint project prior to proceeding with the Exposure Draft, Accounting for Uncertain Tax Positions. The portion of the Canadian project addressing Accounting for Uncertain Tax Positions may be issued separately from the main project with a final standard being issued in 2006 and with an effective date in 2006. The Company has determined that the US rule, if enacted, would have no material impact on the Company’s financial statements.

(e)

Accounting for stripping costs in the mining industry – The Emerging Issues Committee (EIC) issued Draft Abstract D56 in October 2005, Accounting for Stripping Costs in the Mining Industry. This was issued as a result of Issue 04-6 releases by the US Emerging Issues Task Force regarding stripping costs incurred during the production phase of a mine, which consensus was ratified by the FASB, and which states stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced (that is extracted) during the period that the stripping costs are incurred. The US standard is effective for reporting periods beginning after December 15, 2005. In respect of stripping costs incurred during the production phase, the EIC reached a consensus that stripping costs in the production phase should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. This being the case, a difference between Canadian and US GAAP would arise. The Company will comply with the EIC pronouncement as appropriate and will report any significant differences to US GAAP.

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the financial year ended December 31, 2005. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the 2005 financial year to provide reasonable assurance that information required to be disclosed by the Company in the 2005 annual filings is recorded, processed, summarized and reported within the regulated time period.

The Company’s management, including the chief executive officer and chief financial officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s financial year ended December 31, 2005 and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” means a process designed by, or under supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use of disposition of the Company’s assets that could have a material effect on the financial statements.

Disclosure of Share Data as at February 28, 2006

(a)	shares authorized:

an unlimited number of common shares without par value an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

(b)	shares issued and outstanding:

52,552,508 common shares with an estimated recorded value of $104,731,679

(c)	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	100,000		0.50	September 12, 2008
	590,000		1.25	December 3, 2008
	140,000		1.35	January 12, 2009
	200,000		1.25	February 19, 2009
	13,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	20,000		0.93	June 10, 2009
	400,000		1.57	September 13, 2009
	822,000		2.46	January 31, 2010
	105,000		3.24	August 15, 2010
	395,000		3.55	November 16, 2010
	90,000	(1)	4.61	December 20, 2010
	255,000	(2)	5.10	January 6, 20, 2011
	3,280,000

Warrants	2,389,675		2.75	December 6, 2006

	5,669,675

(1)	one option for 30,000 shares vested on February 21, 2006; one option for 60,000 shares is subject to vesting on March 10, 2006
(2)	two options totaling 245,000 shares are subject to vesting in equal portions over four periods ending April 30, June 30, September 30 and December 31, 2006

Other Information

(a)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(b)	The Company’s 2005 Annual Information Form is available for viewing on SEDAR at www.sedar.com.